Exhibit 99.4

SEQUANS COMMUNICATIONS

Société anonyme au capital de 1.502.063,28 euros

Siège social : Les Portes de la Défense, 15-55 boulevard Charles de Gaulle – 92700 COLOMBES

RCS Nanterre 450 249 677

Regulations

Restricted Share Award Plan – 2017-3

- CONTENTS -

I -	GENERAL PRINCIPLE OF RESTRICTED SHARE AWARDS

II -	LEGAL FRAMEWORK OF THE PLAN

III -	CHARACTERISTICS OF THE RESTRICTED SHARE AWARDS

IV -	CONDITIONS FOR THE RESTRICTED SHARE AWARDS AND BENEFICIARIES’ RIGHTS

	•	Performance Goals

	•	Presence condition – Exceptions

	•	Vesting

	•	Delivery of the Shares – Listing

	•	Rights of the Shares after the Vesting Period – Retention Period

	•	Adjustment

	•	Reduction of Beneficiaries’ rights in case of a capital decrease due to losses

V -	TAX PROVISIONS

VI -	AMENDMENT OF THE PLAN

VII -	MISCELLANEOUS

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I – GENERAL PRINCIPLES OF RESTRICTED SHARE AWARDS

The purpose of this plan is to reward and retain employees and/or company officers (hereinafter the “Beneficiaries”) of Sequans Communications (hereinafter “Sequans” or the “Company”) and its subsidiaries within the meaning of Article L.233-3, 1° of the French Commercial code (hereinafter the “Subsidiaries”) by enabling them to share in the growth of the Company.

A restricted share award plan allows the Beneficiaries to receive over time free ordinary shares of Sequans (hereinafter the “Award”), subject to certain temporary restrictions. i.e. the restricted shares (hereinafter referred to as the “Shares”).

The Award of the Shares is an offer reserved to the Beneficiaries restrictively designated by the Board of Directors and consequently does not represent an offer made to the public.

Beneficiaries are reminded that the change in the price of the Sequans’ shares and, consequently, the acquisition capital gain and the potential sale capital gain obtained through the sale of the Shares after the end of the Vesting Period, will depend on Sequans’ performance and results, as well as overall industry and external economic factors.

Nothing in this Plan forms part of the employment contract of a Beneficiary. The rights and obligations arising from the employment relationship between the Beneficiary and the Company or its Subsidiaries are separate from, and are not affected by, this Plan. Participation in the Plan does not create any right to, or expectation of, continued employment.

II – LEGAL FRAMEWORK OF THE PLAN

This plan is governed by French legal and regulatory provisions in effect on the date hereof and namely by articles L.225-197-1 et seq. of the French Commercial Code.

Pursuant to these provisions, the Company’s combined general shareholders’ meeting held on 30 June 2017 adopted a resolution authorising the principle of the award of Shares, deciding that the maximum number of Shares which may be issued by virtue of this authorisation shall not exceed 1,500,000 new ordinary shares with a unitary par value of EUR 0.02.

This combined general shareholders’ meeting has delegated to the Board of Directors the authority to allocate these Shares, on one or more occasions, including the authority to determine the Beneficiaries. No Share can be awarded to any employee who owns more than 10% of the share capital of the Company or who would own more than 10% of the share capital as a result of the Award.

Therefore and pursuant to the aforesaid delegation of authority, at a meeting held on 3 July 2017, the Board of Directors decided the procedures applicable to Shares Awards and established the present Restricted Shares Award Plan 2017-3 (hereinafter the “Plan”), in conformity with the principles set by the combined general shareholders’ meeting and aforesaid statutory provisions.

III – CHARACTERISTICS OF THE PERFORMANCE-BASED RESTRICTED SHARE AWARD

The objective of the performance-based restricted Share Awards is to reward employees for helping the Company to achieve its financial targets. The number of Shares that ultimately will be acquired by the Beneficiary will be determined by the Company’s performance versus the financial targets set by the Board of Directors.

The list of the Plan’s Beneficiaries is established and approved by the Company’s Board of Directors as well as the decision to grant Shares. The Shares allocated to the Beneficiaries shall either be existing shares owned by the Company or new shares to be issued.

The date of the decision of Award taken by the Board of Directors (the “Grant Date”) shall mark the commencement of the Vesting Period.

Beneficiaries will be individually notified of the Award by the CEO acting through a delegation of the Board of Directors, directly or via notification by email from the Company’s external equity plan administrator (hereinafter the “Individual Letter of Notification”).

Such Individual Letter of Notification is deemed to be an exhibit of this Plan and shall specify:

•	the performance goals as set forth in the Plan (the “Performance Goals”),

•	the number of Shares, allocated to each performance goal, granted to the Beneficiary,

•	the term of the Vesting Period, and

•	the right to accept or refuse the Award of Shares through a receipt confirmation form that must be returned to the Company.

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Within a period of fifteen (15) days following the receipt of the Individual Letter of Notification the Beneficiary undertakes to return to the Company a copy of this Plan, a copy of the Individual Letter of Notification, and the receipt confirmation form attached to said letter, being specified that all such copies shall be duly executed by the Beneficiary who acknowledges that the Individual Letter of Notification is part of this Plan. Alternatively, the Beneficiary may acknowledge the Notification and terms of the Plan via the on-line platform administered by the Company’s equity plan administrator.

IV – CONDITIONS FOR THE RESTRICTED SHARE AWARD AND BENEFICIARIES’ RIGHTS

In order to acquire the property of the Award, the Beneficiary shall comply with the Performance Goals, the Minimum Vesting Period and the presence condition set forth in the Plan.

IV-1.	Performance Goals

Performance Goals are based on objective and specific Company performance objectives for one or more calendar years, and shall provide the means of calculating the number of Shares to vest if the Performance Goals are achieved at less than 100%. For this RSA Plan 2017-3, the Company Performance Goals are:

•	Total revenue for the year ending 31 December 2017 increase 50% over total revenue of $45,579,000 for the year ended 31 December 2016 (the “2017 Performance Goal”).

•	Total revenue for the year ending 31 December 2018 increase 40% over total revenue for the year ending 31 December 2017 (the “2018 Performance Goal”).

•	Total revenue used for the performance goal measurement shall mean the amount approved by the Board of Directors to be published by the Company in its consolidated financial statements by press release or SEC filing.

The maximum number of Shares which would vest if each Performance Goal is fully achieved shall be determined by the Board of Directors at the Grant Date for each Beneficiary and mentioned in the Individual Letter of Notification. The number of Shares which shall vest is determined pursuant the principles set forth in section IV-3.

IV-2.	Presence condition - Exceptions

The vesting of the Award is strictly related to the Beneficiary’s status as an employee of Sequans or its Subsidiaries and is thus reserved for any Beneficiary (employee) designated at the time of the initial Award, linked to Sequans or to a Subsidiary through an employment agreement still in effect on the end of the Vesting Period.

In case of termination of the employment agreement of the Beneficiary, for any reason whatsoever, effective before the end of the Vesting Period, the Beneficiary will lose any right to the related Shares.

Notwithstanding the above provisions, should the loss of the status as an employee during the Vesting Period be due to one of the following reasons, the granted Shares would be treated as follows:

•	Retirement or early retirement : A Beneficiary whose date of retirement is effective at least one year after the award of Shares, shall enjoy an accelerated vesting under which all such Shares shall immediately vest. Retired Beneficiaries remain subject to the other conditions of this Plan, in particular the retention requirement described in IV-4.

•	Death: pursuant to the provisions of article L.225-197-3 of the French Commercial Code, the heirs (“héritiers”) of the Beneficiaries, may, if they so desire, request the Award of the Shares. Such request must be made within six (6) months of the date of death; after such time limit, the successors or beneficiaries of the Beneficiary will definitively lose the right to request the Award of Shares. All Shares shall vest immediately upon the aforesaid request. The heirs of the Beneficiaries remain subject to the other conditions of this Plan, except the retention requirement described in IV-4.

•	2nd and 3rd category disability, within the meaning of article L.341-4 of the French Social Security Code: Beneficiaries may preserve their right to the Award of the Shares, but they will remain subject to the other conditions of this Plan.

•	A Subsidiary leaving the Group, if the Beneficiary is the employee of such company: the benefit of the right to the vested Shares is maintained for the Beneficiary, but will be subject to the other terms and conditions of this Plan.

•	Termination for economic reasons: the Beneficiaries keep the benefit of the right to the Award of the Shares, which shall vest immediately upon the date of employment contract termination as a result of said dismissal, unless the contract termination date is less than one year from the grant date. In this latter case, all Restricted Shares shall then vest one year from the grant date, and such Shares will be subject to the other conditions of this Plan, in particular the retention requirement described in IV-4.

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•	Termination following an acquisition of Sequans Communications: In the event that a third party acquires a 100% interest in Sequans Communications, the Restricted Shares awarded to a Beneficiary who is subsequently dismissed within six months of the acquisition, other than for misconduct or gross negligence, shall vest immediately upon the date of employment contract termination as a result of said dismissal, unless the contract termination date is less than one year from the grant date. In this latter case, all Restricted Shares shall then vest one year from the grant date. The retention requirement described in IV-4 remains in force.

IV-3. Vesting

Subject to the satisfaction of the presence condition defined above, the Shares shall be effectively acquired by the Beneficiaries to the extent that Performance Goals as described in Paragraph IV-1 are achieved and as calculated below:

For the RSA Plan 2017-3, performance related vesting shall be as follows:

•	If the 2017 Performance Goal is achieved, 100% of the Shares associated with the 2017 Performance Goal shall vest. For every 1% (100bp) reduction in the growth rate, the number of Shares vesting shall decrease by 2%. No Shares shall vest if the growth rate is less than 20%. The Vesting Date shall be the date the Board of Directors approves the consolidated financial statements for the year ending 31 December 2017 to be published by the Company by press release or SEC filing.

•	If the 2018 Performance Goal is achieved, 100% of the Shares associated with the 2018 Performance Goal shall vest. For every 1% (100bp) reduction in the growth rate, the number of Shares vesting shall decrease by 2.5%. No Shares shall vest if the growth rate is less than 16%. The Vesting Date shall be the date the Board of Directors approves the consolidated financial statements for the year ending 31 December 2018 to be published by the Company by press release or SEC filing.

However, the Beneficiary is expressly informed that no Shares shall vest before the end of a minimum vesting period (the “Minimum Vesting Period”), whose duration will depend upon his/her status:

•	if the Beneficiary is not resident in a jurisdiction where taxes on Shares are due when the Shares vest, no Shares shall vest in less than one (1) year from the Grant Date, by virtue of French legislation

•	if the Beneficiary is resident in a jurisdiction where taxes on Shares are due when the Shares vest, no Shares shall vest in less than two years from the Grant Date,

The Minimum Vesting Period shall be determined on the Grant Date and shall not change regardless of any change in the Beneficiaries tax residence.

The Beneficiaries become owners of the Shares only at the Vesting Date, subject to the Minimum Vesting Period and provided the vesting conditions set out above are met.

IV-4. Delivery	of Shares upon Vesting – Listing

At the end of the Vesting Period, subject to the observance of the presence condition and Performance Goals defined above, the Company shall transfer the number of vested Shares to the Beneficiary who shall thus become the owner of such Shares and a shareholder of the Company.

The Shares shall be registered in an account opened in the name of the Beneficiary, in the registers of Sequans Communications.

The new Shares issued for the purpose of the Plan will be subject to an application for admission trading on the New York Stock Exchange, under the form of American Depositary Shares (ADS).

IV-5. Rights	of the Shares after the Vesting Period – Holding Period

After the Vesting Period, the Shares shall entitle the Beneficiary to all rights pertaining to ordinary shares comprising the share capital and shall be subject to all provisions of the by-laws.

French law requires that the Shares be retained for a minimum period of two years from the Grant Date the “Holding Period”). No Holding Period is required for Shares vested as from the second anniversary date of the Grant Date. However, the shares may be subject to transfer or resale restrictions as required by applicable securities laws.

Furthermore, since these Shares, in the form of American Depositary Shares, are listed for trading on the New York Stock Exchange and in order to avoid any insider trading risk, Beneficiaries shall comply with the Insider Trading Compliance Program of the Company, available from the Human Resources department.

IV-6. Adjustment

Should the Company complete one of the financial transactions referred to under article L.225-181 of the French Commercial Code, no adjustment of the number of allocated Shares under this Plan shall be made, except if the general shareholders meeting voting the transaction decides otherwise.

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IV-7. Reduction of Beneficiaries’ rights in case of a capital decrease due to losses

In case of a capital decrease due to losses realized by a decrease either in the par value of Sequans shares or in the number thereof, the rights of the Beneficiaries shall be reduced accordingly as if the Beneficiaries had been shareholders prior to the date on which the capital decrease became final.

V – TAX PROVISIONS

This presentation of tax treatment is provided for informational purposes only. It corresponds to the French legislation in effect as of the date this plan was approved by the Board of Directors.

The Beneficiary shall be responsible for learning about any amendments to the applicable tax treatment and the Company shall have no liability whatsoever in this respect.

V-1. TAX PROVISIONS APPLICABLE TO BENEFICIARIES WHO ARE RESIDENT IN FRANCE FROM THE DATE OF THE AWARD UP TO THE SALE OF THE SHARES AND SUBMITTED TO THE FRENCH SOCIAL SECURITY

1. Capital gain realised at the time of acquisition (Vested Award) and Capital gain realised at the time of disposal

Both (i) the capital gain resulting from the acquisition which is equal to the value of ordinary share at the end of the Vesting Period and (ii) the capital gain on the disposal which corresponds to the difference between the sales price of the ordinary share and the value of such share at the end of the Vesting Period, are subject to :

•	an individual income tax (impôt sur le revenu) : progressive rate up to 45%(*)

•	social security contributions (prélèvements sociaux : CSG, CRDS...) : 15.5% (5.1% being deductible for income tax purposes)

•	as the case may be, an exceptional contribution on high income (contribution exceptionnelle sur les hauts revenus) : progressive rate up to 4%

(*) : The Holder will also enjoy a complementary abatement of

•	50% if he holds the shares for an additional period of at least 2 years and less than 8 years from the date of exercise

•	65% if he holds the shares for a period of at least 8 years from the date of exercise

Both capital gains are taxed in the year during which the Shares are sold.

2. Wealth tax

Subject to comments from the tax administration, the Shares should, as at the end of the Vesting Period, be included in the basis for the calculation of the wealth tax.

3. The tax information contained in this paragraph V-1 is related to 2015 and is likely to change in accordance with the applicable statutory and regulatory provisions. The Beneficiary acknowledges that Sequans Communications and its subsidiaries shall have no liability in this respect and no obligation to provide advice and/or assistance in this regard.

V-2.	TAX PROVISIONS APPLICABLE TO BENEFICIARIES WHO ARE NOT RESIDENT IN FRANCE AND NOT SUBMITTED TO THE FRENCH SOCIAL SECURITY

Beneficiaries who are not residents in France are solely responsible for:

•	Determining the tax provisions applicable to gains resulting from (i) the acquisition of Shares (ii) the disposal of such shares;

•	Paying all taxes and contributions due as a result.

However, Beneficiaries domiciled abroad might be subject to a French withholding Tax in respect of the gain resulting from the acquisition of Shares, to the extent of days worked in France over the vesting period.

Sequans Communications and its subsidiaries shall have no obligation to provide advice and/or assistance in this regard.

VI – AMENDMENT OF THIS PLAN

This Plan may be amended by the Board of Directors if new legislation would have an unfavourable impact on the Company or on the Company’s financial statements or would increase the cost of such a Plan for the Company. Please note that any such amendment could affect the tax regime described in Paragraph V above.

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Subject to the scenarios set forth in the paragraph above, no amendment that could affect the rights of the Beneficiaries may be made to this Plan.

VII – MISCELLANEOUS

The Beneficiary acknowledges that the Board of Directors is responsible for interpreting the provisions of this Plan, as needed.

This Plan shall prevail in case of conflict of interpretation between the Individual Letter of Notification and the Plan itself.

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